Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Added to Standard & Poor’s S&P/TSX Venture Select Index

Vancouver, British Columbia, October 26, 2011 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX”) is pleased to announce that the Company has been added to the Standard & Poor’s S&P/TSX Venture Select Index (the “Index” or “Composite”). EMX was selected for representation in the Composite by meeting specific capitalization and liquidity requirements. Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Please see www.eurasianminerals.com for more information.

About Eurasian Minerals Inc. EMX currently has projects in ten countries on four continents, with most of the exploration expenditures covered under joint venture agreements with a prestigious group of global mining companies that includes Newmont Mining Corporation, Vale S.A., Antofagasta S.A., Centerra Gold Inc., Inmet Mining Corporation, and Freeport-McMoran Copper & Gold Inc. In addition, International Finance Corporation, a member of the World Bank Group focused on private sector investments in developing countries, is a significant EMX shareholder. The Company is in excellent financial condition, and continues to generate additional wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking.

About S&P Indices. The S&P/TSX Venture Composite is a broad market capitalization-based index measuring the performance of public securities listed on Canada’s TSX Venture Exchange. The S&P/TSX Venture Composite is calculated and managed by Standard & Poor’s. The Toronto Stock Exchange (TSX) is the owner and distributor of all S&P/TSX equity index data. Over US$1.25 trillion is directly indexed to Standard & Poor's family of indices, which includes the S&P 500, the world's most followed stock market index, the S&P GSCI, the industry's most closely watched commodities index, as well as the S&P/TSX Venture Select Index that now includes EMX.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: 303-979-6666	Phone: 604-688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com

Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com